Trio Petroleum Corp.

23823 Malibu Road, Suite 304

Malibu, CA 90265

May 11, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Cheryl Brown

Re:	Trio Petroleum Corp
Application For Withdrawal on Form RW for
Registration Statement on Form S-1
File No. 333-280816

Dear Ms. Brown:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Trio Petroleum Corp (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-280816), together with the exhibits thereto, which was filed initially filed with the Commission on July 15, 2024 (the “Registration Statement”), as of the date hereof or at the earliest practicable date hereafter.

The Company is requesting the withdrawal of the Registration Statement because the Company has determined at this time not to proceed with the offering contemplated in the Registration Statement. As the Registration Statement was never declared effective, no securities were sold in connection with the offering contemplated in the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for the filing of any future registration statements.

If you have any questions regarding this request, please contact Scott M. Miller, Ellenoff, Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

/s/ Robin Ross
Robin Ross, Chief Executive Officer

cc: Scott M. Miller, Ellenoff Grossman & Schole LLP